                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K


(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

     For the fiscal year ended DECEMBER 31, 1995.

                OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

     For the transition period from _____  to  ______

     Commission file number 0-11309.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      GALILEO ELECTRO-OPTICS CORPORATION
                         EMPLOYEE STOCK PURCHASE PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      GALILEO ELECTRO-OPTICS CORPORATION
                          GALILEO PARK, P.O. BOX 550
                       STURBRIDGE, MASSACHUSETTS 01566


Financial Statements of the Plan
--------------------------------

Report of Independent Auditors.

       1.  Statements of Financial Condition.
       2.  Statements of Changes in Plan Equity.
       3.  Notes to Financial Statements.

Exhibit
-------

Consent of Ernst & Young to the incorporation by reference in the Registration Statement (Form S-8, No. 33-7702) pertaining to the plan of their report dated March 1, 1996 with respect to the plan financial statements for the year ending December 31, 1995.

                                  SIGNATURE


        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        GALILEO ELECTRO-OPTICS CORPORATION
                                        EMPLOYEE STOCK PURCHASE PLAN


                                        /s/  Josef W. Rokus
                                        -----------------------------------
                                             Josef W. Rokus
                                             Vice President, Finance
                                              & Chief Financial Officer


Date:  March 27, 1996

                              FINANCIAL STATEMENTS

                       GALILEO ELECTRO-OPTICS CORPORATION
                          EMPLOYEE STOCK PURCHASE PLAN

                     YEARS ENDED DECEMBER 31, 1995 AND 1994

                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                              Financial Statements

                     Years ended December 31, 1995 and 1994



                                    CONTENTS
         Report of Independent Auditors ............................1

         Audited Financial Statements

         Statements of Financial Condition .........................2
         Statements of Changes in Plan Equity ......................3
         Notes to Financial Statements .............................4


                         Report of Independent Auditors

The Employee Stock Purchase Plan Committee
Galileo Electro-Optics Corporation
   Employee Stock Purchase Plan

We have audited the accompanying statements of financial condition of the Galileo Electro-Optics Corporation Employee Stock Purchase Plan as of
December 31, 1995 and 1994, and the related statements of changes in plan equity for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Galileo Electro-Optics Corporation Employee Stock Purchase Plan at December 31, 1995 and 1994, and the changes in its plan equity for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                ERNST & YOUNG LLP


Providence, Rhode Island
March 1, 1996


                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                        Statements of Financial Condition


                                                      DECEMBER 31
                                                    1995      1994
                                                  -------------------
ASSETS
Investment in common stock at market (cost of
  $191,196 and $190,607 at 1995 and 1994,
  respectively) (Note 4)                          $279,139   $103,067

Cash and cash equivalents                            1,201      1,481
                                                  --------   --------
Total assets                                      $280,340   $104,548
                                                  ========   ========


LIABILITIES AND PLAN EQUITY
Accounts payable                                  $  5,204   $ 10,785
Amounts due to the Company                          21,750      5,983

Plan equity:
  Vested                                           227,680     80,827
  Nonvested                                         25,706      6,953
                                                  --------   --------
  Total plan equity                                253,386     87,780
                                                  --------   --------
Total liabilities and plan equity                 $280,340   $104,548
                                                  ========   ========


See accompanying notes.

                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                      Statements of Changes in Plan Equity


                                               YEAR ENDED DECEMBER 31
                                             1995      1994         1993
                                         -------------------------------
Interest income                          $     24   $     27   $      35

Net appreciation (depreciation) in fair   175,483     28,388    (136,011)
  value of investments (Note 4)

Realized gain (loss) on shares sold
  (Note 5)                                    149    (13,337)     (8,514)

Contributions:
  Employee                                 15,739     17,994      29,320
  Employer                                  6,540      7,627      12,484
  Forfeitures                             (15,767)    (3,382)     (2,225)
                                         --------   --------   ---------
Net contributions                           6,512     22,239      39,579

Withdrawals                               (16,562)   (60,446)    (36,485)
                                         --------   --------   ---------
Increase (decrease) in plan equity        165,606    (23,129)   (141,396)

Plan equity at beginning of year           87,780    110,909     252,305
                                         --------   --------   ---------
Plan equity at end of year               $253,386   $ 87,780   $ 110,909
                                         ========   ========   =========


See accompanying notes.

                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                         Notes To Financial Statements

                           December 31, 1995 and 1994



1. DESCRIPTION OF PLAN

Galileo Electro-Optics Corporation (the Company) adopted an Employee Stock Purchase Plan (the Plan) on June 18, 1986, pursuant to which employees may purchase shares of the Company's common stock through payroll deductions and receive partially matching contributions from the Company to purchase additional common stock. In addition to payroll deductions, employees are allowed to make direct contributions to the Plan.

Any full-time employee of the Company is eligible to participate in the Plan if he or she is at least eighteen years of age and has been employed by the Company for twelve consecutive months. In addition, any part-time employee who meets the same age requirements and has been in the Company's employ for twenty-four consecutive months is eligible. Participation in the Plan is strictly voluntary.

The Plan is administered by a committee appointed by the Board of Directors of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

Investments in common stock of the Company are purchased in the open market. Shares are carried at market value based upon the latest reported sales price. Monthly stock purchases are recorded at the average of the market values during the month. Realized gains and losses are determined on an average cost basis.

ADMINISTRATIVE EXPENSES

All expenses of the Plan are paid by the Company.


CONTRIBUTIONS

In any given year, the maximum amount of contributions that a participant may make is $1,000. Matching employer contributions are made on a sliding scale as follows:

          50%                           First $250
          40%                          Second $250
          30%                            Last $500


                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                   Notes To Financial Statements (Continued)


2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAX STATUS

The Plan is a nonqualified profit-sharing plan under the Internal Revenue Code of 1986 (the Code). Company contributions are tax deductible expenses for the Company at the time the participant's interest in the contributions vest. Company contributions will result in taxable ordinary income to participants when their interests in such contributions are vested. Hence, the Plan itself is not subject to income taxes.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, which relates to the protection of employee benefit rights, because it is not a plan of deferred compensation and is not subject to
Section 401(a) of the Code.

RECLASSIFICATIONS

Certain reclassifications have been made to the amounts in the 1994 and 1993 financial statements to conform to the 1995 presentation.

3. VESTING AND BENEFITS

Common stock purchased with a participant's contributions becomes vested in the participant's account immediately. Common stock purchased with Company contributions becomes vested in the participant's account on January 1 of the second plan year following the plan year during which such contributions are made. Additional shares resulting from a stock split or stock dividend vest immediately. A participant's account derived from Company contributions will also vest upon his or her sixty-fifth birthday, upon early retirement with twenty years of service, disability or death, or upon termination of the Plan. If a participant makes withdrawals, the unvested portion of his or her account will be forfeited proportionately to the amount of vested shares withdrawn. Forfeitures can be used by the Company to offset future Company contributions.

Upon retirement at age sixty-five, the participant shall be entitled to receive the entire number of shares of common stock held in his or her account and cash equal to the value of any fractional share, including any portion which would not otherwise be vested at that time.

At December 31, 1995 and 1994, there were 81 and 89 Plan participants, respectively.

                       Galileo Electro-Optics Corporation
                          Employee Stock Purchase Plan

                   Notes To Financial Statements (Continued)



4. NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Investments consisted of 26,905 shares, 26,598 shares, and 28,714 shares of the Company's $.01 par value common stock at December 31, 1995, 1994 and 1993, respectively. The cost of such shares amounted to $191,196, $190,607, and $227,195, at December 31, 1995, 1994 and 1993, respectively. Net unrealized appreciation (depreciation) of investments is as follows:

 Balance at December 31, 1992                   $  20,083
 Change for the year                             (136,011)
                                                ---------
 Balance at December 31, 1993                    (115,928)
 Change for the year                               28,388
                                                ---------
 Balance at December 31, 1994                     (87,540)
 Change for the year                              175,483
                                                ---------
 Balance at December 31, 1995                   $  87,943
                                                =========



5. REALIZED GAINS AND LOSSES

The realized gain (loss) on shares sold was determined as follows:


                                    AVERAGE                   REALIZED
                                      COST     PROCEEDS     GAIN (LOSS)
                                    -----------------------------------
 Year ended December 31, 1993       $24,789     $16,275      $ (8,514)

 Year ended December 31, 1994       $27,266     $13,929      $(13,337)

 Year ended December 31, 1995       $ 5,957     $ 6,106      $    149


                       Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-7702) pertaining to the Employee Stock Purchase Plan of Galileo Electro-Optics Corporation of our report dated March 1, 1996, with respect to the financial statements of the Galileo Electro-Optics Corporation Employee Stock Purchase Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.


                                                 ERNST & YOUNG LLP

Providence, Rhode Island
March 21, 1996